UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*


                                ENUCLEUS, INC.
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                                (Name of Issuer)

                 Class Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    293876306
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                                 (CUSIP Number)



                            MAX COMMUNICATIONS,INC
                            ATTN:RICHARD MOLINSKY
                        51 LORDS HWY EAST,WESTON,CT 06883
                                 203-222-4977




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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  SEPTEMBER 26,2007
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             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)





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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      68243Q106            SCHEDULE 13D           PAGE 3 OF 9 PAGES
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    1       NAME OF REPORTING PERSON
            MAX COMMUNICATIONS,INC
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            03-0421939
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]
            Not Applicable
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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELEWARE
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    7      SOLE VOTING POWER

                       11,500,000
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 NUMBER OF                 8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      -0-
  OWNED BY            -------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       11,500,000
                      -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  11,500,000

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    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            18.5%
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    14      TYPE OF REPORTING PERSON*

            CO
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.      68243Q106            SCHEDULE 13D           PAGE 4 OF 9 PAGES
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-----------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            MAX COMMUNICATIONS,INC
            03-0421939
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]
-----------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            wc
-----------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [ ]

-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELEWARE
-----------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  11,500,000
-----------------------------------------------------------------------------
 NUMBER OF                 8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      -0-
  OWNED BY            -------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       11,500,000
                      -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  -0-
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            11,500,000
-----------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           18.5%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            co
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.      68243Q106            SCHEDULE 13D           PAGE 5 OF 9 PAGES
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ITEM 1.           SECURITY AND ISSUER

This Schedule 13D relates to the shares of Class A Common Stock, par value $0.001
per share (the "COMMON STOCK"), of ENUCLEUS, Inc. .,A
Delaware corporation(the "Company") having its principal executive offices at 7200 N.E. 41 st,suite 201 ,Vancouver,WA 98662
ITEM 2.           IDENTITY AND BACKGROUND

        (a) The statement is filed by Max Communications,Inc, a Delaware Corp.whose business address is 51 Lords Hwy East,Weston,Ct 06883.

        Max Communications,Inc is a Deleware Corporation whose business is principally engaged in making investments.

        Mr. Richard Molinsky is the sole owner and shareholder of Max Communications,Inc.

        The Reporting Company have their principal business and office addresses at 51 Lords Hwy East,Weston,Ct 06883
        During the last five years, neither Max Communications,Inc, nor,to the knowledge of Max Communications or Richard Molinsky has been convicted in any criminal proceeding(excluding traffic violations or similiar misdemeanors)or has been a party to a civil proceeding of any of a judicial or administrative body of competant jurisdiction as a result of such proceeding was or is subject to a judgment,decree or final order enjoining future violations of,or prohibiting or mandating activities subject to ,Federal or State securities laws or finding any violation with respect to such laws



ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All of the funds used to purchase the Common shares described in this Schedule
13D came from the working capital. A total of two hundred dollars was paid to acquire the Common Shares.







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ITEM 4.           PURPOSE OF TRANSACTION
  All Enucleus Inc securities owned by Max Communications,Inc have been acquired for investment purposes only.


T


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Company beneficially own 11,500,000 Common Shares, constituting approximately 18.5% of the Common Shares outstanding.

     The aggregate percentage of Common Shares beneficially owned by the
Reporting Company is based upon 62,115,556 Common Shares outstanding, which is the total number of Common Shares outstanding as of Sept 20, 2007 as reported by the CFO of Enucleus, Randy Edgerton.

     (c) In the sixty days prior to Sept 26 2007 the Date of the event requiring the filing of this statement ,Max Communications,Inc did not engage in any transactions involving Enucleus,Inc common stock.

Item 6.          Contracts .Arrangements,Understandings or
Relationships with respect to Securities of the issuer.

            Not applicable

Item 7. Material to be filed as Exhibits.

            Not applicable

Date :September 26,2007

/s/  Richard  Molinsky
------------------------------
Signature

Richard Molinsky,President and sole owner of Max Communications,Inc


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